December 2, 2025

VIA EDGAR

Tonya Aldave
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Huntington Bancshares Incorporated Registration Statement on Form S-4 File No. 333-291486 Request for Effectiveness
Dear Ms. Aldave:
Reference is made to the Registration Statement on Form S-4 (File No. 333-291486) filed by Huntington Bancshares Incorporated (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2025, as amended on December 1, 2025 (the “Registration Statement”).
The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on December 3, 2025, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.
Please contact Brandon C. Price at (212) 403-1367 or BCPrice@wlrk.com with any questions you may have concerning this letter, or if you require any additional information.  Please notify Mr. Price when this request for acceleration of effectiveness of the Registration Statement has been granted.
[Signature Page Follows]

Very truly yours,

HUNTINGTON BANCSHARES INCORPORATED

By:	/s/ Marcy C. Hingst
Name:	Marcy C. Hingst
Title:	General Counsel and Corporate Secretary
cc:	Brandon C. Price, Wachtell, Lipton, Rosen & Katz